UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41598

LakeShore Biopharma Co., Ltd

(Registrant’s Name)

Building 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing 102629

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On July 8, 2025, LakeShore Biopharma Co., Ltd issued a press release, which is attached to this current report on Form 6-K as Exhibit 99.1. The Exhibit 99.1 to this current report on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-273165 and File No. 333-279544), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—LakeShore Biopharma Announces US$15 Million Private Placement Financing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

Date: July 8, 2025	By:	/s/ Rachel Yu
	Name:	Rachel Yu
	Title:	Director and Chief Financial Officer

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